Exhibit 99.9

Answers to your questions

The following section contains a selection of questions and answers concerning the takeover offer. Please note that the offer document, by which the takeover offer is solely governed, contains further information on the topics considered below. The following details should therefore be read in conjunction with the information contained in the offer document and the additional publications.

Why does Bayer want to acquire Schering AG?

We regard the proposed takeover as a logical step in line with our strategic objective of further growing our health care business, especially in the area of pharmaceutical specialty products, thus substantially strengthening our Bayer HealthCare subgroup in its role as a primary growth engine for the Bayer Group. By merging the two companies, we plan to create a health care heavyweight of international standing with a strong market position based on an innovative product portfolio and a well-stocked pipeline.
We believe this merger to be an appropriate, compelling and value-creating step which will also benefit our stockholders, employees, customers and patients. It is also the best way of reasserting the importance of Germany as a pharmaceutical industry base.

What do Schering AG stockholders have to do to accept the offer?

Schering AG stockholders can accept the offer for Schering shares by declaring their acceptance in writing within the acceptance period (or, where applicable, the extended acceptance period) to the financial institution or securities service provider that handles their securities account. Other details or acceptance of the offer, particulary concerning acceptance by holders of Schering ADSs, will appear in the offer document.

How much is Bayer paying for each Schering share/ADS?

We are offering EUR 86 in cash for every Schering share or ADS. The offer price is 39 percent above the Schering share price before the announcement of the hostile bid by Merck KgaA and 12 percent above this competing offer.

What would the transaction volume be?

Our offer of EUR 86 per Schering share or ADS (American Depositary Share) is equivalent to a transaction volume of EUR 16.3 billion.

When does the acceptance period start and how long will it be?

The acceptance period is scheduled to begin in mid-April 2006 and will be at least four weeks.

Is the offer subject to conditions precedent?

The offer requires a minimum acceptance rate of 75 percent of the capital stock of Schering AG and approval from the U.S. antitrust authorities.

When can stockholders who accept the offer expect to achieve the cash payment?

The purchase price will be payed on completion of the transaction, i.e. on expiration of the offer deadline and fulfillment of all existing conditions. Further information will be published in the offer document.

Will Schering AG shareholders be liable for any costs and charges if they accept the takeover offer?

Stockholders of Schering AG who sell Schering shares through a financial institute that handles their securities and is headquartered in Germany will not incur costs or charges. Detailed information will be published in the offer document.

How will Schering AG shareholders receive the offer document?

The offer document will be published in English and German and made available for download and printing on the Bayer AG website at http://www.bayer.com/.

What will happen to Schering AG shareholders who do not accept the takeover offer?

Shareholders who decide not to accept the takeover offer will keep their Schering shares. These can continue to be traded on the stock market during the entire period of acceptance and after completion of the transaction until further notice. Depending on the rate of acceptance for the takeover offer, however, the volume of freely tradable shares will drop and the share price, liquidity and tradability of shares may be negatively affected. Significant fluctuations in the share price cannot be excluded. More detailed information concerning the consequences of non-acceptance of the offer will be available in the offer document as soon as it is published.

What is the tax situation in regard to sales of Schering shares?

Schering shareholders are advised to obtain tax advice taking into account their specific tax situation before accepting this offer.

Last updated:
March 24, 2006

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